EXHIBIT 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 29, 2019, TrueBlue, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock.
Description of Common Stock
The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of Washington Business Corporation Act, Title 23B of the Revised Code of Washington, for additional information.
Authorized Capital Shares
Our authorized capital shares consist of 100,000,000 shares of common stock, no par value per share, and 20,000,000 shares of preferred stock, issuable in series, at a par value per share determined by our board of directors at the time of authorization of such series of preferred stock. All issued and outstanding shares of our common stock are fully paid and nonassessable.
Voting Rights
Common shareholders are entitled to one vote for each share held on all matters submitted to them. The common stock does not have cumulative voting rights.
Dividend Rights
Each share of common stock is entitled to participate equally in dividends as and when declared by our board of directors. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock, as well as under various agreements to which we are a party.
Washington Takeover Statute
Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the date the acquiring person first became a 10% beneficial owner of the voting securities of the target corporation, unless the business transaction or the acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time the acquiring person first became a 10% beneficial owner of the target corporation’s voting securities. Such prohibited transactions include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	receipt by the acquiring person of any disproportionate benefit as a shareholder.
After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. We expect the existence of this provision to have an antitakeover effect with respect to transactions that our board of directors does not approve in advance and may discourage takeover attempts that might result in the payment of a premium over the market price for common stock held by shareholders or otherwise might benefit shareholders.
Liquidation Rights
If we liquidate or dissolve our business, the holders of common stock will share ratably in the distribution of assets available for distribution to shareholders after creditors are paid and preferred shareholders receive their distributions.

Other Rights and Preferences
The shares of common stock have no preemptive rights and are not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.
Listing
The common stock is listed on The New York Stock Exchange and trades under the symbol “TBI.”